EXHIBIT 99.3

                        Doral Announcement Script for LBO
Les:

         Thank you Paul and good afternoon everyone. The merger between MeriStar Resorts & Hotels and American Skiing Company and the formation of Doral International is an incredible combination for us. Not only does this transaction accelerate the realization of opportunities for the two respective entities, but it also creates entirely new channels for growth. This allows us to deliver shareholder value faster and with greater surety than we could separately with our existing business.

         I'd like to start by briefly discussing how this merger creates value for American Skiing Company customers and shareholders and how Doral International will be able to leverage it's internationally recognized brands into the premier leisure and hospitality company worldwide.

         We believe this merger is strategic to American Skiing Company for several reasons: First, Doral International combines American Skiing Company's 9 premium resorts and extensive real estate development potential with the stable, year-round revenues of MeriStar's hotel and resort management business. This significantly reduces the volatility of our financial performance due to the weather, results in more stable and predictable cash flow stream, and diminishes the seasonality of our earnings. Over the years, American Skiing Company has demonstrated that it is the most progressive player in the alpine resort industry. Our real estate business has over $1.5 billion in project development opportunities in the pipeline at The Canyons alone. And with the improved access to capital and complementary relationship with MeriStar Hospitality (the REIT), we are optimistic about the growth prospects in both our resort and real estate divisions going forward.

         Secondly, this combination results in a wider selection of year-round leisure offerings for our over 5 million annual visitors. Additionally we will gain access to the 18 million additional customers that visit the MeriStar properties each year. This will allow us to significantly broaden our marketing exposure and effectively compete year round in the $2.8 trillion leisure market.

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         Next, this transaction reduces our dependence on debt creating a more stable financial foundation for American Skiing Company. As a company, we have made highly targeted on-mountain investments over the last several years. With the last two ski seasons being the worst in recent memory, we have not realized our desired return on these investments. Consequently, as we have grown the Company over this time period, leverage has become an issue. With a strong early start to this ski season, we are finally teed up to capitalize on these strategic investments. From the build out of Canyons and the introduction of the Heavenly gondola -- to increased snowmaking across the entire network, highlighted by a 30% expansion at Killington, we are set to naturally de-lever the business through harvested returns on our investments and improved operating performance. The merger and formation of Doral International will serve to accelerate that process. Additionally, the restructuring of both series of preferred stock, the expansion of the senior credit facility, and the improved terms of our real estate facility, will result in meaningful interest savings and a more secure over all capital structure.

         From a management and organizational standpoint, MeriStars's hotel management capabilities are an ideal complement to those of our resort operating staff, who are among the most experienced in the ski industry. Efficiencies are immediately recognizable as we eliminate overhead redundancies, centralize processes, and benefit from the increased purchasing power available to Doral. We would also anticipate greater accessibility to human resources as the combined companies can now tap into a much larger pool of management and operating personnel both internally and externally.

         All in all, the combination of American Skiing and MeriStar assets results in a much stronger engine for growth and value creation than either company has on a stand-alone basis. This is a powerhouse combination that will not only give us a dominant presence in the U.S. leisure and hospitality market, but also enhance our ability to serve our guests and employees by providing the financial strength and management depth to accelerate our growth opportunities internationally.

         Now, I would like to turn it over to John Emery for the Doral International Presentation.

         John?